

Mail Stop 4720

February 24, 2011

Darren K. Williams
Chief Financial Officer
Centra Financial Holdings Inc.
990 Elmer Prince Drive
P. O. Box 656
Morgantown, WV 26507-0656

> **Re:** **Centra Financial Holdings Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-49699**

Dear Mr. Williams:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant